SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release: Crystallex reports grades of principal mineralized intervals from the Conductora zone, Las Cristinas, from the 2006-2007 drill program

2

DOCUMENT 1

For Immediate Release
June 22, 2007
RM: 14 - 07

Crystallex reports grades of principal mineralized intervals from the

Conductora zone, Las Cristinas, from the 2006-2007 drill program

TORONTO, ONTARIO, June 22, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported summary assay results from the second of two zones drilled at Las Cristinas in a 13,566 metre program which commenced on November 1st, 2006 and was completed on February 14th, 2007. The first tranche of results from the 06-07 drill program, from the Morrocoy zone, was press released on May 1st, 2007. The Morrocoy target lies outside of the two planned open pits at Las Cristinas in an area in which gold-mineralized intervals intersected in previous drilling were considered to lack the continuity required for incorporation into the Inferred resource. The second tranche of results reported here, is from 8,421 metres drilled in 23 bore holes located in the Conductora area of the Las Cristinas deposit.

Results for the principal mineralized intervals intersected in the Conductora area are summarized in Table 1 (below). The location of the 06-07 bore holes are shown on a map of gold grade - thickness for the Las Cristinas property in Figure 1 (http://www.ccnmatthews.com/docs/kryfig1.pdf) the updated gold grade-thickness diagram that includes the results from the 06-07 drill program is shown in Figure 2 (http://www.ccnmatthews.com/docs/kry fig2.pdf) for comparison.

Richard Spencer, Crystallex’s VP Exploration commented, “Apart from demonstrating down-dip continuity of mineralization at Conductora, the 06-07 drill program has clarified two other important aspects of the Las Cristinas deposit. Firstly, it has demonstrated continuity of mineralization through the gap between the planned pits at Conductora and Mesones-Sofia and secondly, it has shown that the Morrocoy zone is a fault-displaced extension of the Conductora mineralization. This suggests that the Morrocoy zone is an extension of the principal deposit at Las Cristinas.”

Due to backlogs at the assay laboratories and the extended time taken for the receipt of assay results, the updated resource estimate is now expected from Mine Development Associates (“MDA”) of Reno, Nevada, early in the third quarter. MDA’s updated reserve estimate for Las Cristinas, based on a new pit design and current operating cost parameters, is now expected by the middle of the third quarter.

Drilling was conducted by Majortec of Moncton, New Brunswick. The program was managed by Mr. Gustavo Rodriguez (M.Sc), Chief Geologist - Las Cristinas, under the direction of Dr. Richard Spencer (P.Geo), Crystallex’s VP Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Quality Assurance and Quality Control (QAQC) procedures were managed by an external consultant, Mr. Trevor Nicholson (B.Sc. Chem.) of Nicholson Analytical Consulting (NAC) of Comox, British Columbia, who is an Assay Chemist by training. NAC reviewed the proposed QAQC procedures prior to drill start-up and subsequently audited field procedures. Mr. Nicholson was on site for about 40% of the duration of the program. Mr. Steven Ristorcelli, of MDA, undertook an on-site audit of logging, sampling and QAQC procedures during the drill program.

Table 1       - Summary assay results for the principal mineralized intervals intersected in the 23 bore holes drilled in the Conductora area of the Las Cristinas deposit in the 2006-2007 drill program.

BH#	From (m)	To (m)	Mineralized Zone		Gold grade (g/t)
			Down-hole width (m)	Estimated true width (m)
K6CO1162	101	130	29	28	1.24
	203	253	50	49	1.00
	287	307	20	20	1.51
K6CO1163	199	221	22	21	1.79
K6CO1164	209	288	79	73	0.86
K6CO1184	191	318	127	123	0.89
	342	368	26	25	0.97
K6CO1185	82	106	24	24	0.91
	195	227	32	31	0.78
	321	451	130	127	1.33
K6CO1186	120	156	36	35	0.85
	186	232	46	44	0.72
	338	422	84	81	1.46
K6CO1187	280	362	82	80	0.80
K6CO1188	No significant results - bore hole abandoned due to technical problems, redrilled as hole K7CO1190
K7CO1190	170	229	59	55	1.32
K7CO1192	162	235	73	72	1.04
	269	300	31	30	0.61
K7CO1194	128	245	117	110	1.11
	265	311	46	43	0.61
K7MO1196	0	15.5	15.5	15	2.46
	33.5	134	100.5	98	0.97
	149	217	68	67	1.08
K7CO1197	189	283	94	87	0.62
	316	364	48	45	0.57
	375	470	95	88	1.47
K7MO1198	36.5	145	108.5	102	1.23
	170	211	41	39	0.65
K7CO1199	0	12.5	12.5	11	1.79
	225	334	109	99	0.72
	387	482	95	86	1.33
K7CO1200	32	140	108	105	1.12
	233	278	45	44	0.59
K7CO1201	No significant intersections
K7CO1202	286	501	215	187	1.68
K7MO1203	0	17	17	13	1.62
	28	68	40	31	0.82
	116	161	45	35	0.87
K7CO1204	280	387	107	101	1.11
K7CO1205	366	484	118	103	1.62
K7CO1206	407	529	122	120	1.15
K7CO1207	146	178	32	29	0.66
	229	319	90	82	1.10

Certified standards were inserted at an average of one per 20 samples, field blanks at one per 30 samples, while both ten mesh and quarter-core duplicates were inserted at intervals of approximately 50 samples. Duplicates of pulps were taken at intervals of approximately 1 in 60 samples for assay by a second, independent laboratory. The core samples were prepared by Societe Generale de Surveillance (“SGS”) at their facility in El Dorado, Venezuela and analysis of the samples was done by SGS in Lima, Peru. Assay results were reported to NAC who communicated directly with personnel at SGS in Lima regarding assays that initially failed QAQC. Once the reassay results had met the QAQC requirements, NAC forwarded the QAQC-compliant data to Crystallex for incorporation into its database and for the calculation of the intervals reported here.

Crystallex reported on June 14th, 2007, that it has posted the Compliance Guarantee Bond and Environmental Taxes required by the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb”) for the Las Cristinas gold project. The MinAmb has notified the Corporacion Venezolana de Guayana (“CVG”), who holds title to the concessions that constitute the Las Cristinas deposit, that the Environmental Impact Study has been approved and that the environmental permit will be issued. The environmental permit covers the construction phase at Las Cristinas.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: June 22, 2007	By:	/s/ ROBERT CROMBIE
		Name:	Robert Crombie
		Title:	Senior Vice President, Corporate Development